[LETTERHEAD OF ICON HEALTH & FITNESS, INC. APPEARS HERE]

                        WRITER'S DIRECT DIAL NUMBER: 435-750-3614

                                   August 31, 2005


Via US Mail and Facsimile 202-942-9527
Ms. Claire Lamoureux
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Mail Stop 03-05
Washington, D.C.  20549

Re: ICON Health & Fitness, Inc. (the "Company")
    Form 10-K for the year ended May 31, 2004
    Form 10-Q for the quarterly periods ended August 28, 2004, November 27, 2004 Commission file #: 033-87930

Dear Ms. Lamoureux:

     Set forth below are responses to each comment contained in your letter to
S. Fred Beck dated February 3, 2005. The number of each response corresponds to the number assigned to each comment in your February 3, 2005-letter. Our responses are as follows:

Form 10-K for the year ended May 31, 2004

Managements Discussion & Analysis

-Seasonality

Comment 1:

     Reference is made to your presentation of EBITDA for each quarter in the two years ended May 31, 2004. In future filings, please balance this presentation with cash flows from operating, investing, and financing activities for each quarter in which quarterly EBITDA information in presented.

Response to Comment 1:

     We have noted and will comply with the Commission's comment in future filings.

-Liquidity and Capital Resources, page 18

Comment 2:

     We note your disclosure that on January 22, 2002, Kmart filed bankruptcy protection and at the time of the bankruptcy filing you had $12.1 million of unsecured accounts receivable outstanding. Also, it appears from your disclosure on page 11 that you recorded $2.4 million of Kmart bankruptcy bad debt in 2002 and $9.1 million in 2003. In this regard, supplementally explain to us, and include in the MD&A and notes to the financial statements in future filings, your methodology used to determine the timing of the write-offs of the $12.1 million pre-bankruptcy receivable.

Response to Comment 2:

     We evaluate the ability to collect on our accounts receivable based upon an analysis of historical trends, aging of accounts receivable, write-off experience and credit evaluations of selected high risk customers. In the event of a specific customer bankruptcy or reorganization, we establish specific allowances to write down accounts receivable to levels of anticipated recovery. When establishing specific allowances, we may consult with third-party purchasers of bankruptcy receivables. The determination of specific allowances involves our judgment about the expected financial viability of our customers.

     With regard to the Kmart bankruptcy, we wrote down the balance to approximately 85% of its value based on the information available to us at the time of the announcement. We then relied upon correspondence from the bankruptcy court, market information and discussions with third-party purchasers of bankruptcy receivables to determine (1) further write-downs of the receivable and (2) whether it was in our best interest to sell the receivable or wait until Kmart emerged from bankruptcy. The receivable was eventually sold to a third party purchaser for approximately six cents on the dollar.

         We have noted and will include in the MD&A and notes to financial statements our methodology for our allowance for doubtful accounts.


Item 14. Controls and Procedures, page 34

Comment 3:

     In future filings, please present your disclosures of Controls and Procedures under Item 9A as required by Form 10-K. Also, include the disclosures required by Item 14 (Principal Accountant Fees and Services) of Form 10-K.

Response to Comment 3:

     The Company has noted and will comply with the Commission's comment in future filings.

Balance Sheet, page F-3

Comment 4:

     Reference is made to the line item Intangible Assets, Net. In future filings, separately present goodwill and intangible assets on the face of the balance sheet. See paragraphs 42 and 43 of SFAS No. 142.

Response to Comment 4:

     We have noted and will comply with the Commission's comment in future filings.


Notes to the Financial Statements

Note 2. Significant Accounting Policies

-Revenue, page F-8

Comment 5:

     We note that you recognize revenue upon shipment of the product to the customer. Please supplementally tell us, with a view toward expanded disclosure in future filings, how this policy meets the criteria in SAB No. 104, and specifically when customer all significant risks and rewards of ownership pass to the buyer. Additionally, please explain to us you return policy and how you estimate your allowance for returns.

Response to Comment 5:

     Our revenue recognition policy follows SEC Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition in Financial Statements" and Emerging Issues Task Force Abstract 00-21, "Revenue Arrangements with Multiple Deliverables." Specifically, we recognize product revenue when persuasive evidence of an arrangement exists, the product has been shipped, title has transferred, collectibility is reasonably assured, fees are fixed or determinable and there are no uncertainties with respect to customer acceptance.

     We record a provision for estimated sales returns when the related revenues are recognized. These sales returns are recognized as contra revenues. We estimate sales returns based on historical sales returns as well as other known trends and factors. We revise our sales return estimates based on our analyses of current returns and record such changes in estimate in the period first known.

     We maintain an allowance for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments. When we become aware, subsequent to delivery, of a customer's potential inability to meet its obligations, we record a specific allowance for doubtful accounts. For all other customers, we estimate and record an allowance for doubtful accounts based on our historical experience predicated in part on the length of time the receivables are past due. In addition, we monitor the financial condition of our larger customers and record additional bad debt allowances should the financial condition of our customers deteriorate, possibly resulting in an impairment of their ability to make payments.


Comment 6:

     Supplementally tell us, with a view toward expanded disclosure in future filings, the nature of the discounts and advertising programs that you offer. Also, explain your accounting treatment for these programs, including but not limited to, whether the allowances are reflected as a reduction of sales versus cost or expense. See EITF 01-09 for guidance. We may have further comment.

Response to Comment 6:

     The Company offers its customers discounts and also participates in a cooperative subsidy program ("Coop Programs") on a customer by customer basis. Discounts are sometimes given when customers pay early. Coop Programs are negotiated with each customer. Terms are approved by management. Amounts are accrued and tracked according to each customer's program.

     In November of 2001, the Emerging Issues Task Force issued EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer" ("EITF 01-09") effective for annual or interim financial statements for periods beginning after December 15, 2001. EITF 01-09 provides guidance on the accounting treatment of various types of consideration given by a vendor to a customer. We adopted EITF 01-09 in fiscal 2003. Net sales are shown as if EITF 01-09 were adopted for all periods presented. Please note the disclosure in "Management's Discussion and Analysis of Financial Condition and Results of Operations" Seasonality, Footnote
(5).


Comment 7:

     We note that you record an allowance for warranty costs. It appears from your disclosure that estimated warranty costs are included in net sales. If the amount is included in net sales, supplementally tell us the accounting literature that supports you treatment of warranty costs. We may have further comments.

Response to Comment 7:

     Please note that estimated warranty costs are not included in net sales. "Allowances are recognized for estimated returns, discounts, advertising programs and warranty costs associated with these sales." These costs are reflected in selling expenses.

-Foreign Operations, page F-9

Comment 8:

     You state on page 23 that you had foreign currency contracts (i.e. forward exchange contracts) in that amount of $1.3 million in Canadian dollars as of May 31, 2004. In this regard, supplementally tell us whether those contracts meet the definition of derivative instruments as contemplated by paragraph 6 of SFAS No. 133. In future filings please include a description of these contracts in the Notes to the financial statement and the disclosure required by paragraphs 44 and 45 of SFAS No. 133, as applicable.

Response to Comment 8:

     Pursuant to paragraph 6 of SFAS No. 133, our foreign currency contracts meet the definition of a derivative instrument. However pursuant to paragraph 20 of SFAS No. 133, we do not meet the criteria necessary to qualify for hedge accounting. Accordingly, changes in the fair value of our foreign currency contracts are recorded in income.

     In addition, we have noted and will comply with the Commission's comment in future filings regarding the disclosure required by paragraphs 44 and 45 of SFAS No. 33.


Note 8. Long-Term Debt, page F-13

Comment 9:

     Reference is made to the last paragraph under the caption, the 2002 Credit Agreement. Revise the last sentence in the paragraph in future filings to disclose that you have recorded borrowings under the 2002 Credit Agreement as a current liability at May 31, 2004.


Response to Comment 9:

     We will incorporate the Commission's comments in our future filings.


Comment 10:

     In future filings, please include the weighted average interest rate on short-term borrowings outstanding (i.e., 2002 revolver and 2002 term loan) as of the date of each balance sheet presented. See Rule 5-02.19(b) of Regulation S-X.

Response to Comment 10:


     We will incorporate the Commission's comments in our future filings.



Form 10-Q for the period ended November 27, 2004

Notes to the Financial Statements

Note D. The 2002 Credit Agreement

Comment 11:

     We note your disclosure of the written waiver for the period January 13, 2004 through January 18, 2005 and that "accordingly, the Company has classified the outstanding borrowings under the credit agreement, which totaled $178.3 million at November 29, 2003, as a long-term liability." In this regard, supplementally explain to us how the waiver obtained in January 2004 had an impact on the balance sheet classification of the 2002 Credit Agreement at November 29, 2003. In addition, supplementally explain why the waiver was not disclosed in your Form 10-K for the year ended May 31, 2004 and how the waiver impacted the balance sheet classifications of the 2002 Credit Agreement at May 31, 2004, August 28, 2004 and November 27, 2004.

Response to Comment 11:

     Our credit facility is subject to a "Material Adverse Effect" clause and the cash received from receivable collections is subject to the control of the lenders via a lock-box arrangement. In accordance with the provisions of EITF 95-22, "Balance Sheet Classifications of Borrowings Outstanding under Revolving Credit Agreements that include both a Subjective Acceleration Clause and a Lock-Box Arrangement" and FASB Technical Bulletin 79-3, "Subjective Acceleration Clauses in Long-Term Debt Agreements," we classify our revolver balance as a current liability. For the quarters ended November 28, 2004 and February 28, 2004 we classified the debt as a long-term liability.

     Our credit agreement which includes a $210 million revolving credit line ("Revolver") requires us to maintain a lockbox arrangement whereby remittances from our customers reduce the borrowings outstanding under the Revolver. Recently, we determined that the credit agreement also contains a Material Adverse Effect ("MAE") clause which grants the agent and lenders having more than 66 and 2/3% of the commitment or borrowings the right to block our request for future advances. EITF Issue 95-22 "Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements That Include both a Subjective Acceleration Clause and a Lockbox Arrangement" and FASB Technical Bulletin 79-3, "Subjective Acceleration Clauses in Long-Term Debt Agreements" requires borrowings under credit agreements with these two provisions to be classified as current obligations. On January 13, 2004, the Company obtained written waivers from the agent and lenders having more than 33 and 1/3% of the commitment or borrowings waiving their rights under the MAE clause for the period from January 13, 2004 to January 18, 2005. Accordingly, we classified our outstanding borrowings under the Revolver, as of November 29, 2003 as a long-term liability. To be able to classify the revolver as long-term debt at the end of the second quarter, the waiver must extend for a year and a day into the future.
     The waiver impacts the balance sheet classification in that at the balance sheet date, the waiver must extend for a period greater than one year in order to be classified as long term. In addition, the waiver was not disclosed in our Form 10-K for the period ended May 31, 2004 because we made the determination to classify the debt as short term and a waiver was no longer needed. The waiver dated January 13, 2004 would only impact the period ended November 29, 2003 because to be valid it has to extend for at least a year and a day.

     We do not believe that any of these MAEs have occurred or can reasonably be expected to occur based upon our history and our relationship with the Revolver Lenders. We intend to manage the Credit Facility as long-term debt with a final maturity date in 2007, as provided for in the credit agreement that we signed.


The waiver dated January 13, 2004 allowed to classify the Revolver as long-term debt.


Note E. Discontinued Operations


Comment 12:


     In future filings, please disclose the expected manner of the disposal of your outdoor recreational equipment operations. If the long-lived assets will be disposed of other than by sale, please revise the filing to comply with the requirements of paragraph 27 of SFAS No. 144.


Response to Comment 12:

     The Company has noted and will comply with the Commission's comment in future filings.

General


Comment 13:

     Please comply with the comments of the Form 10-K for the year ended May 31, 2004 as they apply to filings on Form 10-Q.

Response to Comment 13:

     The Company has noted and will comply with the Commission's comment in future filings.

     We acknowledge that it is our responsible for the adequacy and accuracy of the disclosure in our filings with the Commission. We understand that any staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to our filings with the Commission. In addition, we will not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact the undersigned at 435-750-5228 or Everett Smith of this office at 435-750-3614 with any questions or comments you may have regarding this response letter. To the extent that we can be of help in facilitating this process, please do not hesitate to call. Thank you in advance for your cooperation in this matter.

                                Very truly yours,




                                S. Fred Beck
                                Chief Financial Officer